                                                         Exhibit 3


                                  TEVECAP S.A.
                                   REPORT ON
                              FINANCIAL STATEMENTS
                           December 31, 1996 and 1995
                           (Free translation from the
                             original in Portuguese)

                                  TEVECAP S.A.
                                   REPORT ON
                              FINANCIAL STATEMENTS
                           December 31, 1996 and 1995
                           (Free translation from the
                          Portuguese language original)

                                      ----

                                    CONTENTS

eport of Independent Accountants                                          1

Balance Sheets                                                             3

Statements of Operations                                                   5

Statements of Changes in Shareholders' Equity                              6

Statements of Changes in Financial Position                                8

Notes to the Financial Statements                                          9

                           [Coopers & Lybrand Logo]


                       REPORT OF INDEPENDENT ACCOUNTANTS

           (Free translation from the Portuguese language original)

To the
Shareholders and Directors of
Tevecap S.A.

1 We have examined the balance sheets of TEVECAP S.A. (Parent Company) and subsidiaries (Consolidated) as of December 31, 1996 and 1995, presented as per Corporation Law, and the Consolidated balance sheet as of December 31, 1996, presented in constant purchasing power, and the related statements of operations, changes in shareholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

2 We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we: a) plan our work, considering the materiality of balances, volume of transactions and the Company's system of internal accounting control; b) examine, on a test basis, evidence supporting the amounts and disclosures in the financial statements; and c) assess the accounting principles used and significant estimates made by Management, as well as evaluate the overall financial statement presentation.

3 In our opinion, the financial statements referred to in paragraph 1, presented as per Corporation Law, present fairly, in all material respects, the financial position of Tevecap S.A. (Parent Company) and subsidiaries (Consolidated) as of December 31, 1996 and 1995, and the results of their operations, changes in their shareholders' equity and changes in their financial position for the years then ended, in accordance with the accounting methodology required by the Brazilian Corporation Law (Law No. 6.404/76) which does not provide for inflation accounting, as is required by accounting principles generally accepted in Brazil.

4 In our opinion, the financial statements referred to in paragraph 1, presented in constant purchasing power, present fairly, in all material respects, the financial position of Tevecap S.A. and subsidiaries (Consolidated) as of December 31, 1996, and the results of their operations, changes in their shareholders' equity and changes in their financial position for the year then ended, in accordance with accounting principles generally accepted in Brazil.

5 As more fully described in Note 4, during the year, the Company and its subsidiaries changed the method of accounting for costs related to reception equipment installed at their subscribers' households.

6 As a result of the changes in consolidation procedures introduced by Instruction No. 247/96 from CVM (Brazilian Securities and Exchange Commission), more fully described in Note 2.2, Tevecap S.A. prepared pro forma financial statements as of and for the year ended December 31, 1995, including the proportional consolidation of the subsidiaries mentioned in
    Note 9.5, in order to provide better comparability between 1996 and 1995. The financial statements of Tevecap S.A. (parent company) and subsidiaries (consolidated) as of and for the year ended December 31, 1995, presented in constant purchasing power, were examined by us, and our report thereon did not contain qualifications.

Sao Paulo, Brazil
April 11, 1997


(Portuguese language original signed by Marco Antonio Brandao Simurro, Accountant registered with the Rio de Janeiro Chapter of the Brazilian
Regional Accounting Council--CRC/RJ--under No. 52000 "S" SP 2061 and partner of Coopers & Lybrand, Biedermann, Bordasch Auditores Independentes, an audit firm registered with the Sao Paulo Chapter of the CRC under No. SP 8599.)

                                 TEVECAP S.A.
                                BALANCE SHEETS
                          December 31, 1996 and 1995
                            (in thousands of reais)
         (Free translation from the Portuguese language original)

                                     -----

                                     ASSETS

                                                                                             CONSTANT
                                                            CORPORATION LAW              PURCHASING POWER
                                                      --------------------------------    --------------
                                                      PARENT COMPANY     CONSOLIDATED      CONSOLIDATED
                                                      --------------    --------------    --------------
                                                      1996      1995    1996      1995    1996      1995
                                                                                                 PRO FORMA
                                                                                                 (Note 2.2)

Current assets
  Cash and cash equivalents........................   107,310   22,813  108,886   23,623  108,886   25,717
  Accounts receivable (Note 5).....................      --       --     34,119   14,502   34,119   12,889
  Inventories (Note 6).............................      --       --     12,858   12,570   13,634   15,455
  Film exhibition rights (Note 7)..................      --       --      1,905    1,585    1,905      881
  Accounts receivable from affiliated companies
    (Note 11)......................................      --       --        579     --        579      --
  Offsettable taxes................................      --       --        246       22      246       24
  Advances to employees and other..................      --       --      3,704    2,345    3,704    2,561
  Prepaid expenses.................................     1,200     --      2,213      894    2,213      911
  Other accounts receivable........................     1,069        2      611      813      611      302
                                                      -------   ------  -------   ------  -------   ------
    Total current assets...........................   109,579   22,815  165,121   56,354  165,897   58,740
                                                      -------   ------  -------   ------  -------   ------

Long-term assets
  Loans and other receivables from affiliated
    companies (Note 11)............................    65,685   100,803  39,814   32,015   39,814   37,077
  Advances for future capital increase in affiliated
    companies and subsidiaries (Note 11)...........   278,851   183,644   3,468     --      3,468      506
  Legal and compulsory deposits (Note 8)...........      --        --     1,133      883    1,133      964
  Prepaid expenses.................................     8,301      --     8,301     --      8,301     --
  Other accounts receivable........................      --        --        21      495       21      541
                                                      -------   ------  -------   ------  -------   ------
    Total long-term assets.........................   352,837   284,447  52,737   33,393   52,737   39,088
                                                      -------   ------  -------   ------  -------   ------

Permanent assets
  Property, plant and equipment (Note 12)..........      --       --    219,711   122,747  234,511   118,934
  Deferred charges (Note 13).......................      --       --    115,721   125,388  118,970   127,200
  Investments (Note 9).............................    75,466    6,577   24,188    14,792   25,888    18,110
  Goodwill on investments (Note 10)................    30,580   34,178   39,892    34,178   39,198    33,070
                                                      -------   ------  -------   -------  -------   -------

    Total permanent assets.........................   106,046   40,755  399,512   297,105  418,567   297,314
                                                      -------   ------  -------   -------  -------   -------
    Total assets...................................   568,462  348,017  617,370   386,852   63,720   395,142
                                                      -------   ------  -------   -------  -------   -------
                                                      -------   ------  -------   -------  -------   -------



           The accompanying notes are an integral part of the
                         financial statements.

                                 TEVECAP S.A.
                                BALANCE SHEETS
                          December 31, 1996 and 1995
                            (in thousands of reais)
         (Free translation from the Portuguese language original)

                                     -----

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                                             CONSTANT
                                                            CORPORATION LAW              PURCHASING POWER
                                                      --------------------------------    --------------
                                                      PARENT COMPANY     CONSOLIDATED      CONSOLIDATED
                                                      --------------    --------------    --------------
                                                      1996      1995    1996      1995    1996      1995
                                                                                                 PRO FORMA
                                                                                                 (Note 2.2)

Current liabilities
  Bank loans (Note 14).............................     3,189     --      18,420      --     18,420      --
  Film suppliers and licensing.....................      --       --       8,030    10,174    8,030    10,608
  Other suppliers..................................      --       --      55,211    58,275   55,211    55,862
  Accrued payroll and related liabilities..........      --       --       6,429     5,485    6,429     4,864
  Taxes payable other than income taxes............      --                8,477     6,888    8,477     7,325
  Advance payments received from subscribers.......      --       --      11,177     4,127   11,177     4,266
  Other accounts payable...........................       349      165     5,753     4,753    5,753     3,927
                                                      -------   ------   -------   -------  -------   -------

    Total current liabilities......................     3,538      165   113,497    89,702  113,497    86,852
                                                      -------   ------   -------   -------  -------   -------

Long-term liabilities
  Loans from affiliated companies (Note 11)........         6      569       190     2,248      190       632
  Bank loans (Note 14).............................   259,850     --     259,850       --   259,850     --
  Loans from shareholders..........................      --       --       1,670       175    1,670       191
  Provision for losses on subsidiaries' operations
    (Note 9.2).....................................    69,726   57,717       --        --       --      --
  Advance for future capital increase..............      --       --         --        820      --      --
  Provision for tax and labor contingencies
    (Note 8).......................................      --       --       5,113     1,423   5,113      1,555
  Other accounts payable...........................      --       --       1,115     1,558   1,115      1,701
                                                      -------   ------   -------   -------  -------   -------

    Total long-term liabilities....................   329,582   58,286   267,938     6,224  267,938     4,079
                                                      -------   ------   -------   -------  -------   -------

Minority interest..................................      --       --         593     1,360      613    (3,540)
                                                      -------   ------   -------   -------  -------   -------

Shareholders' equity
  Paid-in capital (Note 15)........................   366,000  314,707   366,000   314,707   399,655  399,655
  Capital reserves.................................      --     51,293       --     51,293      --        --
  Accumulated deficit..............................  (130,658) (76,434) (130,658)  (76,434) (144,502) (91,904)
                                                      -------   ------   -------   -------  -------   -------

    Total shareholders' equity.....................   235,342  289,566   235,342   289,566  255,153   307,751
                                                      -------  -------   -------   -------  -------   -------
    Total liabilities and shareholders' equity.....   568,462  348,017   617,370   386,852  637,201   395,142
                                                      -------   ------   -------   -------  -------   -------
                                                      -------   ------   -------   -------  -------   -------

            The accompanying notes are an integral part of the
                          financial statements.

                                  TEVECAP S.A.
                              STATEMENTS OF INCOME

              for the years ended December 31, 1996 and 1995

            (in thousands of reais, except for per share data)
         (Free translation from the Portuguese language original)

                                     -----

                                                                                                     CONSTANT
                                                            CORPORATION LAW                      PURCHASING POWER
                                                      -------------------------------------      ----------------
                                                       PARENT COMPANY        CONSOLIDATED          CONSOLIDATED
                                                      ----------------     ----------------      ----------------
                                                      1996       1995      1996        1995      1996        1995
                                                                                                          PRO FORMA
                                                                                                          (Note 2.2)

Revenues from services sold.....................        --         --       226,929     121,631     232,119    123,084
  Less-taxes thereon...........................        --         --       (14,230)     (7,018)    (14,636)    (7,712)
                                                      -------    -------   ---------   ---------   ---------   --------
                                                        --         --       212,699     114,613     217,483    115,372
Cost of services sold...........................        --         --      (137,901)   (105,106)   (142,694)  (110,164)
                                                      -------    -------   ---------   ----------  ---------  ---------
Gross profit....................................        --         --        74,798       9,507      74,789      5,208

Operating expenses
  Selling.......................................        --         --        42,783      22,782      42,847     26,796
  Administrative................................          625        189     55,768      35,709      57,572     31,575
  Goodwill amortization.........................        3,598      1,684      4,250       1,684       4,133      1,741
  Interest expenses.............................       16,330     18,077     27,830      22,379      24,867     20,734
Interest income.................................        4,246      4,915      7,820       6,011       6,769      5,632
Equity in income of affiliates (Note 9).........      (47,714)   (48,329)    (2,950)     (2,394)     (2,973)      (977)
                                                      -------    -------   ---------   ----------  ---------  ---------

Operating loss..................................      (64,021)   (63,364)   (50,963)    (69,430)    (50,834)   (70,983)
Nonoperating income (expenses), net (Note 17)...        9,797        362     (5,698)        245      (4,191)       235
Balance sheet monetary restatement..............        --           232       --          (569)       --         --
                                                      -------    -------   ---------   ---------   ---------  ---------
     Loss before income taxes...................      (54,224)   (62,770)   (56,661)    (69,754)    (55,025)   (70,748)

Provision for income taxes......................        --            (6)      (186)       (517)       (186)       (569)
                                                      -------    -------   ---------   ----------  ---------  ---------
     Loss before minority interest..............      (54,224)   (62,776)   (56,847)    (70,271)    (55,211)    (71,317)
Minority interest...............................        --         --         2,623       7,495       2,613       2,035
                                                      -------    -------   ---------   ----------  ---------  ---------
     Net loss (Note 18).........................      (54,224)   (62,776)   (54,224)    (62,776)    (52,598)    (69,282)
                                                      -------    -------   ---------   ----------  ---------  ---------
                                                      -------    -------   ---------   ----------  ---------  ---------
Loss per share in R$(Note 3.1.13)...............      (0.2756)   (0.3191)
                                                      -------    -------
                                                      -------    -------
Book value per share in R$(Note 3.1.13).........       1.1964     1.4720
                                                      -------    -------
                                                      -------    -------

            The accompanying notes are an integral part of the
                          financial statements.

                                  TEVECAP S.A.
                 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                for the years ended December 31, 1996 and 1995
                             (in thousands of reais)
             (Free translation from the Portuguese language original)

                                                                                  CORPORATION LAW
                                                                  ------------------------------------------------
                                                                                                         TOTAL
                                                                   PAID-IN    CAPITAL   ACCUMULATED   SHAREHOLDERS'
                                                                   CAPITAL   RESERVES     DEFICIT        EQUITY
                                                                  ---------  ---------  ------------  ------------

Balances at December 31, 1994...................................    129,565     64,884      (11,154)      183,295
Capital increase with reserves April 27, 1995...................     64,884    (64,884)      --            --
Capital contributed on:
  September 22, 1995............................................      1,903     --           --             1,903
  September 25, 1995............................................      7,626     --           --             7,626
  September 26, 1995............................................     38,181     --           --            38,181
  December 8, 1995..............................................     72,548     --           --            72,548
Monetary restatement............................................     --         51,293       (2,504)       48,789
Net loss for the year...........................................     --         --          (62,776)      (62,776)
                                                                  ---------  ---------  ------------  ------------
Balances at December 31, 1995...................................    314,707     51,293      (76,434)      289,566
Capital increase with reserves April 30, 1996...................     51,293    (51,293)      --            --
Net loss for the year...........................................     --         --          (54,224)      (54,224)
                                                                  ---------  ---------  ------------  ------------
Balances at December 31, 1996...................................    366,000     --         (130,658)      235,342
                                                                  ---------  ---------  ------------  ------------
                                                                  ---------  ---------  ------------  ------------

                     The accompanying notes are an integral part of the
                                      financial statements.

                                     TEVECAP S.A.
                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY for the years ended December 31, 1996 and 1995
                               (in thousands of reais)
               (Free translation from the Portuguese language original)


                                                                               Constant purchasing power
                                                                       ------------------------------------------
                                                                                                      Total
                                                                        Paid-in   Accumulated     Shareholders'
                                                                        Capital     Deficit          Equity
                                                                       ---------  ------------  -----------------
Balances at December 31, 1994........................................    260,022      (22,622)        237,400
Capital contributed on:
 September 22, 1995..................................................      2,277       --               2,277
 September 25, 1995..................................................      9,123       --               9,123
 September 26, 1995..................................................     45,677       --              45,677
 December 8, 1995....................................................     82,556       --              82,556
Net loss for the year................................................     --         (69,282)         (69,282)
                                                                       ---------  ------------        -------
Balances at December 31, 1995........................................    399,655      (91,904)        307,751
Net loss for the year................................................     --          (52,598)        (52,598)
                                                                       ---------  ------------        -------
Balances at December 31, 1996........................................    399,655     (144,502)        255,153
                                                                       ---------  ------------        -------
                                                                       ---------  ------------        -------

      The accompanying notes are an integral part of the
                     financial statements.

                                     TEVECAP S.A.
                    STATEMENTS OF CHANGES IN FINANCIAL POSITION
                  for the years ended December 31, 1996 and 1995
                               (in thousands of reais)
              (Free translation from the Portuguese language original)



                                                                                             Constant
                                                             Corporation Law             purchasing power
                                               ---------------------------------------  ------------------
                                                    Parent company      Consolidated        Consolidated
                                               -------------------   -----------------  -------------------
                                                 1996          1995      1996       1995         1996        1995
                                               ---------    ---------  --------    -------     --------     -------
                                                                                                           Pro Forma
                                                                                                           (Note 2.2)
Sources of funds
 Total funds from operations............           --            465      --          --         --           --
 Capital increase.......................           --        120,258      --        120,258      --         139,632
 Bank loans, long-term..................         259,850       --       259,850       --       259,850        --
 Loans from affiliated companies........         167,136     124,142    151,046     122,993    155,531      147,781
 Loans from shareholders ...............           --          --         1,670       --         1,670        --
 Decrease in long-term assets of
  related companies.....................         142,316      32,939      7,357       5,553      9,921        7,558
 Adjustment to beginning balance as
  per CVM Regulatory Instruction
  No.247/96.............................           --          --        10,958       --         --           --
 Other .................................           --             (6)     5,142       5,110     10,250        1,991
                                                 -------     -------    -------     -------    -------      -------
    Total sources of funds..............         569,302     277,798    436,023     253,914    437,222      296,962
                                                 -------     -------    -------     -------    -------      -------
Uses of funds
 Total funds used in operations.........           3,526       --         5,195      40,512      1,904       40,068
 Additions
  Property, plant and equipment.........           --          --       129,437      73,330    136,045       77,459
  Deferred charges......................           --          --         5,609       2,619      5,643        1,381
  Investments...........................          94,798       2,585     11,858      12,749     11,993       16,626
  Goodwill..............................           --          5,779      9,964       5,780     10,261        7,412
  Long-term assets......................         200,496     108,095     18,273       8,098     18,273       12,395
 Repayment of loans from affiliated
  companies.............................         178,790     138,548    162,414     137,031    164,290      161,192
 Prepaid expenses.......................           8,301       --         8,301       --         8,301        --
                                                 -------     -------    -------     -------    -------      -------
    Total uses of funds.................         485,911     255,007    351,051     280,119    356,710      316,533
                                                 -------     -------    -------     -------    -------      -------
Increase (Decrease) in net working
  capital...............................          83,391      22,791     84,972     (26,205)    80,512      (19,571)
                                                 -------     -------    -------     -------    -------      -------
                                                 -------     -------    -------     -------    -------      -------
Increase (Decrease) in net working
  capital represented by:
 Current assets:
  At end of year........................         109,579      22,815    165,121      56,354    165,897       58,740
  At beginning of year..................          22,815           1     56,354      18,732     58,740       24,335
                                                 -------     -------    -------     -------    -------      -------
                                                  86,764      22,814    108,767      37,622    107,157       34,405
                                                 -------     -------    -------     -------    -------      -------
 Current liabilities:
  At end of year........................           3,538         165    113,497      89,702    113,497       86,852
  At beginning of year..................             165         142     89,702      25,875     86,852       32,876
                                                 -------     -------    -------     -------    -------      -------
                                                   3,373          23     23,795      63,827     26,645       53,976
                                                 -------     -------    -------     -------    -------      -------
Increase (Decrease) in net working
  capital...............................          83,391      22,791     84,972     (26,205)    80,512      (19,571)
                                                  ------     -------    -------     -------    -------      --------
                                                  ------     -------    -------     -------    -------      --------
Statement of funds from (used in)
  operating activities
 Net loss for the year..................         (54,224)    (62,776)   (54,224)    (62,776)   (52,598)     (69,282)
 Items not requiring outlay of net
  working capital
  Depreciation and amortization.........           --          --        32,318      14,930     34,342       16,293
  Write-offs of permanent assets,
   net..................................           --          --         --            144      --             189
  Goodwill amortization.................           3,598       1,684      4,250       1,684      4,133        1,741
  Equity in income of subsidiaries......          23,766       1,160      2,950       --         2,973          977
  Provision for losses on
   subsidiaries' operations.............          23,948      47,169      --          2,394      --           --
  Balance sheet monetary
   restatement..........................           --           (232)     --            569      --           --
  Capital gains in subsidiaries and
   affiliates...........................          (9,797)       (369)     1,397        (362)     1,351         (235)
  Monetary variations/net losses
   applicable to long-term..............           9,183      13,823     10,551       9,883     10,322       11,715
 Increase in long-term provisions.......           --              6        186         517        186          569
 Minority interest......................           --          --        (2,623)     (7,495)    (2,613)      (2,035)
                                                  ------      ------    -------     -------    -------      -------
    Total (used in) from operations.....          (3,526)        465     (5,195)    (40,512)    (1,904)     (40,068)
                                                  ------      ------    -------     -------    -------      -------
                                                  ------      ------    -------     -------    -------      -------

    The accompanying notes are an integral part of the
                 financial statements.

                                TEVECAP S.A.
                       NOTES TO THE FINANCIAL STATEMENTS
                         December 31, 1996 and 1995
                            (in thousands of reais)
           (Free translation from the Portuguese language original)

1   Business Segment

    Tevecap S.A. and subsidiaries provide services related to wireless, cable and parabolic antenna television systems, including marketing and advertising, production, licensing, distribution, import and export of domestic and foreign television programs, under licensing agreements, and hold interests in other companies, particularly those engaged in the communications sector.

2   Presentation of the Financial Statements

2.1 Basis of Presentation

a)  Financial Statements as per Corporation Law

    The financial statements (parent company and consolidated) were prepared in accordance with the accounting methodology required by the Brazilian Corporation Law (Law No. 6.404/76 and supplementary provisions). The amounts recorded in the parent company financial statements do not reflect the effects of inflation in accordance with accounting principles generally accepted in Brazil applied in the preparation of financial statements in constant purchasing power. Such effects are presented in
    Note 18.

b)  Financial statements in constant purchasing power

    The consolidated financial statements in constant purchasing power were prepared in accordance with the Corporation Law, adjusted for inflation following the criteria for preparation of financial statements in constant purchasing power, as required by CVM

                                  ----------

    Instruction No. 191/92, and monetarily restated through December 31, 1996, based on the monthly variation in the Market General Price Index (IGP-M) published by Getulio Vargas Foundation (FGV). The Company opted to use this index as recommended by the Brazilian Association of Listed Companies (ABRASCA) to maintain consistency with those required by CVM Circular No. 03/95, of September 1, 1995.

2.2 Pro forma financial statements

    As more fully described in Note 9.5, the Company has included pro forma consolidated financial statements as of and for the year ended December 31, 1995 which reflect the changes in accounting for investments in subsidiaries and affiliated companies.

3   Summary of significant accounting policies

3.1 Financial statements as per Corporation Law

a)  Inflation accounting

    Effects of inflation are recognized in the financial statements by monetary restatement of permanent assets and shareholders' equity through December 31, 1995, based on the variation in the Ufir (Fiscal Reference
    Unit). Law No. 9.249/95, of December 26, 1995, abolished the balance sheet monetary restatement effective January 1, 1996 for tax and corporate purposes. Other assets and liabilities subject to indexation or exchange rate change continue to be monetarily restated.

b) Cash and cash equivalents are stated at acquisition cost, plus income earned through the balance sheet dates.

c) Accounts receivable include revenues from subscriptions, hook-up fee, advertising, and sale of programming.

d) An allowance for doubtful accounts is established on the basis of an analysis of accounts receivable, considering the risks involved, and is considered sufficient to cover any losses incurred in realization of such receivables.

e) Inventories are stated at average acquisition cost, which is lower than market value.

f) Film exhibition rights are stated at acquisition cost of the respective contracts, net of the provision for loss. Films exhibition rights and programming licensing are recognized as the films and/or programs are shown.

g) Legal and compulsory deposits, as well as provisions for taxes and contributions, are monetarily restated based on the official indices established for this purpose.

h) Property, plant and equipment are stated at cost, monetarily restated through December 31, 1995, less depreciation calculated using the straight-line method at the rates stated in Note 12, over the remaining useful lives of the assets.

i) Investments in subsidiaries and significant investments in affiliates greater than 10% are accounted for by the equity method. Other investments are presented at acquisition cost, monetarily restated through December 31, 1995, net of a provision for unrealizable investments, if applicable.

j) Goodwill on investments represents the excess amount paid over the fair market price of the underlying net assets acquired. Amortization is computed by the straight-line method over periods not exceeding ten years.

k) Deferred charges consist primarily of film costs, equipment depreciation and interest expense which were deferred based on the proportion, in percentage terms, of actual number of subscribers to estimated number of subscribers for determining the break-even point of the operation. Once the break-even point was reached, costs and expenses have been amortized based on the same period (ten years) used to depreciate transmission/ reception equipment. Costs and expenses incurred after the break-even point is reached are charged to expense as incurred.

l) The Company analyzed the realization of assets as of December 31, 1996 and concluded that book values are lower than realizable values.

m) Loss and book value per share are calculated on the basis of the number of outstanding shares at the balance sheet dates.

n)   Statement of income

n.1) -- Advertising revenues and production costs of advertisement and programming are recognized in income when ads are aired.

n.2) -- Subscription revenues are recorded on an accrual basis. Film and licensing costs are recorded in income according to the respective revenues.

n.3) -- Hook-up fees are recorded on the date the equipment is installed at the subscriber's household. Direct selling expenses are charged to expense as incurred and installation costs are capitalized and amortized over the average period that the Company estimates subscribers will remain connected.

3.2 Financial Statements in Constant Purchasing Power

a)  Inflation Accounting

    The financial statements for the year ended December 31, 1996 were prepared in constant purchasing power, based on the Market General Price Index (IGP-M) published by Getulio Vargas Foundation (FGV). The financial statements for the year ended December 31, 1995 were restated using the IGP-M. Fixed interest rate receivables and payables with future maturities were discounted to present value based on the variation in daily rates, which approximate the rate set by the Brazilian Investment Bank Association (Anbid). The effects of these adjustments are included in the respective income statement accounts.

b) Inventories are stated at their monetarily restated average acquisition cost, which is lower than replacement cost or net realizable value.

c) Property, plant and equipment are stated at monetarily restated cost, less depreciation which is calculated under the straight-line method at the rates stated in Note 12, over the remaining useful lives of the assets.

d) Investments in subsidiaries and significant investments in affiliates greater than 10% are accounted for by the equity method. Other investments are presented at monetarily restated acquisition cost, net of a provision for unrealizable investments, if applicable.

e) Advances from customers are stated at their original amounts, monetarily restated by reference to the IGP-M variation.

f) Other balance sheet accounts are recorded at their original amounts since they are expressed in constant currency of December 31, 1996.

g)   Statement of operations

     The statement of operations accounts are monetarily restated, as indicated in item 3.2.1:

g.1) -- Cost of services sold is restated through the balance sheet date.

g.2) -- Deferred expenses and advances from customers are monetarily restated, the effects of which are included in the respective statement of operations accounts.

g.3) -- Equity in income/(losses) of subsidiaries and affiliated companies is restated through the balance sheet dates.

g.4) -- Fixed interest rate receivables and payables are recorded at present value in the income or expense accounts, based on the variation in the daily rates which approximate the Anbid rate prevailing on the transaction date. Accretion of the related amounts are recorded as income or expenses in subsequent months, and offset against inflation gains or losses generated by beginning balances of receivables and payables in the same period, calculated by reference to the IGP-M variation.

3.3 CONSOLIDATED FINANCIAL STATEMENTS


THE CONSOLIDATED FINANCIAL STATEMENTS COMPRISE TEVECAP S.A. AND THE FOLLOWING
SUBSIDIARIES:


                                                         TEVECAP S.A. INTEREST %
                                                         -----------------------
                                                            1996          1995
TVA Communications Ltd..................................    100.00        100.00
TVA Communications Aruba N.V............................    100.00        100.00 (a.1)
Ype Radio e Televisao Ltda..............................     48.90         48.90
Galaxy Brasil S.A.......................................    100.00        100.00
TVA Sistema de Televisao S.A............................     98.00         98.00
TVA TCG Sistema de Televisao de Porto Alegre S.A........    100.00        100.00
ESPN do Brasil Ltda.....................................     50.00         50.00 (b)
ITSA Intercontinental Telecomunicacoes S.A..............      --           19.82
Canbras TVA Cabo Ltda...................................      --           36.00
TVA Curitiba Servicos de Telecomunicacoes Ltda..........      --           80.00
TVA Sul Participacoes S.A...............................     87.00           --
TV Alfa Cabo Ltda.......................................     87.00           --  (a.2)
TCC TV a Cabo Ltda......................................     87.00           --  (a.2)
CCS Camboriu Cable System de Telecomunicacoes S.A.......     52.00           --  (a.2)
TVA Sul Parana Ltda.....................................     87.00           --  (a.2)
TVA Sul Santa Catarina Ltda.............................     87.00           --  (a.2)
TVA Sul Foz do Iguacu Ltda..............................     87.00           --  (a.2)

------------------------

(a) Indirect investment through the following subsidiaries:

a.1) TVA Communications Ltd.
a.2) TVA Sul Participacoes S.A.

(b) Company proportionally consolidated.

(c) Investments in subsidiaries, equity in income/(losses) of subsidiaries and affiliated companies, provision for losses on subsidiaries' operations, receivables and payables related to intercompany transactions are eliminated, either totally or proportionally to the parent company interest, whenever applicable.

(d) Minority interest is calculated based on the proportion of minority interest percentage in the net equity of the respective company.

4 ACCOUNTING CHANGE

    During 1996, Tevecap S.A. and subsidiaries changed the accounting method for costs related to reception equipment installed at their subscribers' households to capitalize such costs and amortize over the expected period of service. Previously, such costs were expensed as incurred. As a consequence of this change, consolidated shareholders' equity was increased and net loss for the year was decreased by R$24,587 as per Corporation Law, and R$26,661 in constant purchasing power. Prior years' financial statements have not been restated to reflect the effects of this accounting change.

5 ACCOUNTS RECEIVABLE

                                                                                           CONSOLIDATED
                                                                              -----------------------------------------
                                                                                                         CONSTANT
                                                                               CORPORATION LAW       PURCHASING POWER
                                                                             --------------------  --------------------
                                                                                1996       1995       1996       1995
                                                                             ---------  ---------  ---------  ---------
Subscriptions..............................................................      9,143      7,322      9,143      6,004
Hook-up fees...............................................................     20,443      5,152     20,443      4,892
Advertising and programming................................................      4,210      2,365      4,210      2,252
Barters....................................................................      5,827      3,047      5,827      3,252
Other accounts receivable..................................................        479        130        479        108
                                                                             ---------  ---------  ---------  ---------
                                                                                40,102     18,016     40,102     16,508
Allowance for doubtful accounts............................................     (5,983)    (3,514)    (5,983)    (3,619)
                                                                             ---------  ---------  ---------  ---------
                                                                                34,119     14,502     34,119     12,889
                                                                             ---------  ---------  ---------  ---------
                                                                             ---------  ---------  ---------  ---------

6 INVENTORIES

                                                                                          CONSOLIDATED
                                                                             ------------------------------------------
                                                                                                         CONSTANT
                                                                               CORPORATION LAW       PURCHASING POWER
                                                                             --------------------  --------------------
                                                                                1996       1995       1996       1995
                                                                             ---------  ---------  ---------  ---------
Installation materials and supplies........................................     13,190     10,465     14,928     13,156
Imports in transit.........................................................      1,044      2,105      1,044      2,299
                                                                             ---------  ---------  ---------  ---------
                                                                                14,234     12,570     15,972     15,455
                                                                             ---------  ---------  ---------  ---------
Allowance for obsolescence.................................................     (1,376)     --        (2,338)     --
                                                                             ---------  ---------  ---------  ---------
                                                                                12,858     12,570     13,634     15,455
                                                                             ---------  ---------  ---------  ---------
                                                                             ---------  ---------  ---------  ---------

7 FILM EXHIBITION RIGHTS

                                                                                               CONSOLIDATED
                                                                                            -----------------
                                                                                                             CONSTANT
                                                                                   CORPORATION LAW       PURCHASING POWER
                                                                                 --------------------  --------------------
                                                                                    1996       1995       1996       1995
                                                                                 ---------  ---------  ---------  ---------
Exhibition rights..............................................................      2,042      2,715      2,042      2,115

Allowance for exhibition expiration............................................       (137)    (1,130)      (137)    (1,234)
                                                                                 ---------  ---------  ---------  ---------

                                                                                     1,905      1,585      1,905        881
                                                                                 ---------  ---------  ---------  ---------
                                                                                 ---------  ---------  ---------  ---------

8 Legal and compulsory deposits and taxes and contributions payable

    Tevecap S.A. and subsidiaries have deposits referring to lawsuits filed against tax authorities challenging imposition of certain taxes. The deposits, made compulsorily in view of law or negotiation, can be shown as follows:

                                                                                                        CONSOLIDATED
                                                                                   ------------------------------------------------
                                                                                                                   CONSTANT
                                                                                        CORPORATION LAW        PURCHASING POWER
                                                                                   ----------------------  ----------------------
                                                                                     1996        1995         1996         1995
                                                                                    ------      ------       ------       ------
Cofins...........................................................................     897        818           897          893
PIS..............................................................................     114         --           114           --
Other............................................................................     122         65           122           71
                                                                                    -----        ---         -----          ---
                                                                                    1,133        883         1,133          964
                                                                                    -----        ---         -----          ---
                                                                                    -----        ---         -----          ---

    Based on its legal counsel's opinion, the Company and its subsidiaries have accrued the following amounts relating to the above-mentioned lawsuits, and others:

                                                                                                        CONSOLIDATED
                                                                                   ----------------------------------------------
                                                                                                                   CONSTANT
                                                                                        CORPORATION LAW        PURCHASING POWER
                                                                                   ----------------------  ----------------------
                                                                                     1996        1995         1996         1995
                                                                                    ------      ------       ------       ------
Cofins........................................................................        821         82           821           90
Finsocial.....................................................................         27         --            27           --
Labor claims..................................................................      1,921      1,262         1,921        1,378
IPI...........................................................................         94         79            94           87
Ecad..........................................................................        800         --           800           --
ICMS..........................................................................      1,450         --         1,450           --
                                                                                    -----      -----         -----        -----
                                                                                    5,113      1,423         5,113        1,555
                                                                                    -----      -----         -----        -----
                                                                                    -----      -----         -----        -----

9 INVESTMENTS

    The following table shows the direct investment held by Tevecap S.A., parent company, in its subsidiaries and affiliated companies as of December 31, 1996:


                                                               CORPORATION LAW
                                        ----------------------------------------------------------------------------------------
                                                                                                                      PROVISION
                                                                                                                      FOR LOSSES
                                                                               INCOME/                   EQUITY IN        ON
                                                    INTEREST       NET       (LOSS) FOR   COMMON STOCK     INCOME    SUBSIDIARIES'
     SUBSIDIARIES AND AFFILIATES         CAPITAL        %        EQUITY       THE YEAR      OR QUOTAS      (LOSS)      OPERATIONS
--------------------------------------  ---------  ---------  -----------  -------------  ------------  -----------  -------------

TVA Sistema de Televisao S.A..........     23,868      98.00     (71,148)      (24,437)      6,840,764         --        (23,948)
TV Filme Inc..........................     44,622      14.33      50,498        10,761       1,456,760       1,542            --
Canbras TVA Cabo Ltda.................      4,169      36.00         647        (3,519)         77,773      (1,267)           --
Comercial Cabo TV Sao Paulo Ltda......      4,996     100.00       4,674           (63)      1,139,685         (63)           --
TV Cabo Santa Branca Comercio Ltda....          8      36.00           8            --             377          --            --
Galaxy Brasil S.A.....................     31,702     100.00      31,376          (326)      3,170,199        (326)           --
ESPN do Brasil Ltda...................     16,774      50.00       1,700       (11,188)      8,386,770      (5,594)           --
Ype Radio e Televisao Ltda............        112      48.90          53            --             132          --            --
TVA Communications Ltd................     36,871     100.00      28,524        (4,494)             --      (4,494)           --
TVA Sul Participacoes S.A.............     18,471      87.00       2,877       (15,593)     16,069,617     (13,564)           --
TVA TCG Sistema de Porto Alegre
  S.A.................................         12     100.00          12            --           9,999          --            --
                                                                                                        -----------  -----------
                                                                                                       -----------   -----------
                                                                                                           (23,766)      (23,948)
                                                                                                       -----------   -----------
                                                                                                       -----------   -----------

    9.1 The investments of Tevecap S.A., parent company, are adjusted according to the interest in the net equity of its subsidiaries and affiliated companies based on the financial statements in accordance with the accounting methodology required by the Brazilian Corporation Law.

    9.2 The provision for losses on subsidiaries' operations, in long-term liabilities, represents cumulative losses on operations of subsidiaries and affiliated companies in excess of contributed capital.

    9.3 On March 28, 1996, the Company made a capital contribution of R$16,070 to TVA Sul Participacoes S.A.

    9.4 During the year, with the objective of increasing its share in the paid television market in the South of Brazil, the Company acquired, through its subsidiary, TVA Sul Participacoes S.A., the ownership control of TVA Sul Santa Catarina Ltda., TV Alfa Cabo Ltda., TCC TVA Cabo Ltda., TV Cabo Iguacu Ltda., and CCS Camboriu Cable

         System de Telecomunicacoes Ltda. These transactions resulted in goodwill of R$9,964 as per Corporation Law, and R$10,261 in constant purchasing power.

    9.5 The Brazilian Securities and Exchange Commission (CVM) introduced changes in the method of accounting for investments in subsidiaries and affiliated companies and for balance sheet consolidation by issuing CVM Instruction No. 247/96, of March 27, 1996, subsequently amended by CVM Circular No. 04, of December 27, 1996. Among the changes required, those which had significant impact on the Company and its subsidiaries were the determination of proportional consolidation of the financial statements of subsidiaries in which interest held represents 50% of the voting capital or in which voting rights are equal to that of other controlling companies, and the definition of subsidiaries for consolidation purposes.

         In order to meet the above requirements, proportional consolidation was adopted in the financial statements of ESPN do Brasil Ltda. and ITSA Intercontinental Telecomunicacoes Ltda. is no longer consolidated, but is being accounted for under the equity method.

         The effects of this change in the form of presentation of financial statements as per Corporation Law caused decreases (increases) in the following balance sheet and statement of operations accounts:

                 ASSETS                                  LIABILITIES
    -------------------------------------     --------------------------------------
Current assets.................               Current liabilities
  Cash and cash equivalents....   120,868       Suppliers.................    10,889
  Accounts receivable..........     4,605       Advance payments..........       394
  Inventories..................     3,630       Other accounts payable....     5,112
  Other accounts receivable....     1,370
Long-term assets...............    35,571     Long-term liabilities.......   146,240
Permanent assets...............    40,831     Minority interest...........    44,240
                                 --------                                    -------
   Total assets.................  206,875        Total liabilities........   206,875
                                 ---------                                   -------
                                 ---------                                   -------

                            STATEMENT OF OPERATIONS

Revenues from services sold........................................     44,488
Net operating income...............................................     40,789
Gross profit.......................................................     22,430
Operating expenses.................................................    (15,124)
Minority interest..................................................      3,624

     9.6 Summarized financial data of the jointly controlled company ESPN do Brasil Ltda., as mentioned in Note 3.3.b. are as follows:

                 ASSETS                                  LIABILITIES
    ----------------------------------       ---------------------------------------
Current assets...............                Current liabilities
  Cash and cash equivalents....      4         Suppliers.................    1,923
  Accounts receivable..........  1,924         Advance payments..........      524
  Film exhibition rights.......  1,604         Other accounts payable....    1,803
  Other accounts receivable....    250
  Long-term assets.............  1,590
Permanent assets.............      578       Shareholders'equity.........    1,700
                                 -----                                      ------
   Total assets..............    5,950          Total liabilities........    5,950
                                 -----                                      ------
                                 -----                                      ------

                            STATEMENT OF OPERATIONS

Revenues from services sold........................................     12,436
Net operating income...............................................     11,690
Gross loss.........................................................     (9,760)
Operating expenses.................................................      1,428
Loss for the year..................................................    (11,188)

                                   -----------

10 GOODWILL ON INVESTMENTS

     Tevecap S.A. and subsidiaries have recorded goodwill on investments as follows:

                                                                     PARENT COMPANY                    CONSOLIDATED
                                                                  --------------------  ------------------------------------------
                                                                                                                    CONSTANT
                                                                    CORPORATION LAW       CORPORATION LAW       PURCHASING POWER
                                                                  --------------------  --------------------  --------------------
SUBSIDIARIES AND AFFILIATED COMPANIES                               1996       1995       1996       1995       1996       1995
                                                                  ---------  ---------  ---------  ---------  ---------  ---------
ESPN do Brasil Ltda.............................................          1          1          1          1          1          1
Coml. Cabo TV SP Ltda...........................................      2,020      2,258      2,020      2,258      2,206      2,466
TVA Sistema de Televisao S.A....................................     22,728     25,402     22,728     25,402     21,015     23,487
Ype Radio e Televisao Ltda......................................      5,768      6,447      5,768      6,447      6,299      7,040
Canbras TVA Cabo................................................         63         70         63         70         69         76
TV Alfa Cabo Ltda...............................................       --         --        1,678       --        1,776       --
TCC TVA Cabo Ltda...............................................       --         --        2,240       --        2,371       --
CCS Camboriu Cable System de Telecomunicacoes Ltda..............       --         --          314       --          317       --
TVA Sul Foz do Iguacu Ltda......................................       --         --        5,065       --        5,128       --
TVA Sul Santa Catarina Ltda.....................................       --         --           15       --           16       --
                                                                     ------     ------     ------     ------     ------     ------
                                                                     30,580     34,178     39,892     34,178     39,198     33,070
                                                                     ------     ------     ------     ------     ------     ------
                                                                     ------     ------     ------     ------     ------     ------

a) Goodwill on the investment in TVA Sistema de Televisao S.A., attributed to the expected future profitability of its operations, has been amortized over ten years since June 1995, when the break-even point was reached.

b) Goodwill on the investment in Ype Radio e Televisao Ltda. has been amortized over ten years since June 1995, when the break-even point was reached.

c) Goodwill on investments of direct subsidiary TVA Sul Participacoes S.A. in its subsidiaries TVA Sul Foz do Iguacu Ltda., TV Alfa Cabo Ltda., TCC TV a Cabo Ltda. and TVA Sul Santa Catarina Ltda. has been amortized over ten years from their acquisition dates.

                                  -----------

11   RELATED-PARTY TRANSACTIONS

     The following table summarizes the transactions between Tevecap S.A. and related companies during the year ended December 31, 1996:

                                                                                           PARENT COMPANY
                                                                         -----------------------------------------------------
                                                                                          CORPORATION LAW
                                                                         -----------------------------------------------------
                                                                                 BALANCE SHEET ACCOUNTS
                                                                         ---------------------------------------
                                                                                                      ADVANCES     INTEREST
                                                                                                     FOR FUTURE     INCOME
                                                                           LOANS         LOANS         CAPITAL    (EXPENSE),
                                                                          GRANTED      OBTAINED       INCREASE        NET
                                                                         ---------  ---------------  -----------  -----------
TVA Sistema de Televisao S.A...........................................                                 264,264
Abril S.A..............................................................                                              (10,864)
Canbras TVA Cabo Ltda..................................................                                   3,461         (193)
Canbras Participacoes Ltda.............................................        311
Galaxy Brasil S.A......................................................     17,005                           48          510
TV Cabo Santa Branca Comercio Ltda.....................................                                       2
TVA Comunicacoes S.A...................................................                                       5
ESPN do Brasil Ltda....................................................                                                  (88)
TVA Brasil Radioenlaces Ltda...........................................     26,629
TVA Sul Participacoes S.A..............................................      8,654                       11,071          277
Comercial Cabo TV Sao Paulo Ltda.......................................        196                                        51
Ype Radio e Televisao Ltda.............................................          5
SMC Marketing Promocional Ltda.........................................     12,790                                       633
TV Alfa Cabo Ltda......................................................                        6
TVA TCG Sistema de Televisao de Porto Alegre S.A.......................         95                                        10
                                                                         ---------            --     -----------  -----------
                                                                            65,685             6        278,851       (9,664)
                                                                         ---------            --     -----------  -----------
                                                                         ---------            --     -----------  -----------

                                  ----------

                                                                                     CONSOLIDATED
                                                             -------------------------------------------------------------
                                                                                    CORPORATION LAW
                                                             -------------------------------------------------------------
                                                                   BALANCE SHEET ACCOUNTS
                                                             -----------------------------------
                                                                                      ADVANCES     INTEREST
                                                                                     FOR FUTURE     INCOME        SALES
                                                               LOANS       LOANS       CAPITAL    (EXPENSE),   AND COSTS,
                                                              GRANTED    OBTAINED     INCREASE        NET          NET
                                                             ---------  -----------  -----------  -----------  -----------
Televisao Abril Ltda.......................................        141                                                132
Abril S.A..................................................        791                               (10,864)      (4,683)
ITSA Intercontinental Telecomunicacoes S.A.................         25                                              3,818
Televisao Show Time Ltda...................................        135
Canbras TVA Cabo Ltda......................................        120                    3,461         (195)         284
Abril Investments Corporation..............................      1,101
Canbras Participacoes Ltda.................................        311
ESPN Brazil Inc............................................          1
HBO Partners...............................................      1,743
Surfin Ltd.................................................      1,705
Galaxy Latin America.......................................      7,380                                               (651)
TV Cabo Santa Branca Comercio Ltda.........................                                   2
TVA Comunicacoes S.A.......................................                                   5
TVA Brasil Radioenlaces Ltda...............................     26,629         190
SMC Marketing Promocional Ltda.............................        282                                   633
ESPN do Brasil Ltda........................................         28                                               (836)
TVA TCG Sistema de Televisao Porto Alegre S.A..............                                               10
TV Paga Parana Ltda........................................          1
                                                                ------         ---        -----      -------       ------
                                                                40,393         190        3,468      (10,416)      (1,936)
                                                                ------         ---        -----      -------       ------
                                                                ------         ---        -----      -------       ------

                                  ----------

                                                                                        CONSOLIDATED
                                                               ------------------------------------------------------------
                                                                                 CONSTANT PURCHASING POWER
                                                               ------------------------------------------------------------
                                                                    BALANCE SHEET ACCOUNTS
                                                               -----------------------------------
                                                                                        ADVANCES     INTEREST      SALES
                                                                                       FOR FUTURE     INCOME        AND
                                                                 LOANS       LOANS       CAPITAL    (EXPENSE),    COSTS,
RELATED COMPANIES                                               GRANTED    OBTAINED     INCREASE        NET         NET
-------------------------------------------------------------  ---------  -----------  -----------  -----------  ---------
Televisao Abril Ltda.........................................        141                                               132
Abril S.A....................................................        791                               (11,027)     (4,685)
ITSA Intercontinental Telecomu-nicacoes S.A..................         25                                             3,858
Televisao Show Time Ltda.....................................        135                                   (11)
Canbras TVA Cabo Ltda........................................        120                    3,461         (123)        286
Abril Investments Corporation................................      1,101
Canbras Participacoes Ltda...................................        311                                   (29)
ESPN Brazil Inc..............................................          1
HBO Partners.................................................      1,743
Surfin Ltd...................................................      1,705
Galaxy Latin America.........................................      7,380                                              (657)
TV Cabo Santa Branca Comercio Ltda...........................                                   2
TVA Comunicacoes S.A.........................................                                   5
TVA Brasil Radioenlaces Ltda.................................                    190
SMC Marketing Promocional Ltda...............................        282                                  (108)
ESPN do Brasil Ltda..........................................         28                                  (194)       (836)
TVA Brasil Radioenlaces Ltda.................................     26,629                                (2,449)
TV Paga Parana Ltda..........................................          1
                                                                  ------         ---        -----      ------       ------
                                                                  40,393         190        3,468      (13,941)     (2,062)
                                                                  ------         ---        -----      -------      ------
                                                                  ------         ---        -----      -------      ------

11.1 Loans granted to or obtained from related companies, under loan agreements, are subject to variable interest of 1.80% to 2.50% per month, except for the loan with TVA Brasil Radioenlaces Ltda., which was monetarily restated through December 31, 1995 based on the Ufir (Fiscal Reference Unit) variation.

11.2 Related-party transactions relating to programming sales and costs and printing services costs were carried out at usual market rates and terms.

11.3 TEVECAP S.A. and subsidiaries were given debt guarantees by Abril S.A., their parent company, by way of collateral and letters of credit in the amount of R$60,620.

                                  ----------

12 PROPERTY, PLANT AND EQUIPMENT

                                                                                        CONSOLIDATED
                                                             ANNUAL        ------------------------------------------
                                                           DEPRECIATION                              CONSTANT
                                                              RATES         CORPORATION LAW        PURCHASING POWER
                                                                          -------------------------------------------
                                                                %           1996       1995       1996       1995
                                                           -----------    ---------  ---------  ---------  ---------
Buildings................................................           4        11,899        472     12,631        451
Machinery and equipment..................................          10        47,085     43,083     51,194     43,360
Converters...............................................          10       106,362     48,870    111,602     44,939
Reception equipment......................................          20        27,234       --       29,550       --
Furniture and fixtures...................................          10         2,180      1,912      2,348      1,635
Vehicles.................................................          20         1,397        546      1,511        568
Premises.................................................          10         2,542      1,329      2,743      1,259
Telephone sets...........................................          10         1,683        911      1,829        917
Leasehold improvements...................................          20         2,157      2,452      2,351      2,042
Cable plant..............................................          10        24,552      8,764     26,048      9,194
EDP equipment............................................          10         8,729      4,188      9,353      4,103
Tools....................................................          50           890      1,048        965        854
                                                                            -------    -------    -------    -------
                                                                            236,710    113,575    252,125    109,322
Accumulated depreciation.................................                   (32,690)   (14,889)   (35,644)   (15,176)
Telephone line use rights................................                     1,162      1,008      1,264      1,022
Trademarks and patents...................................                       217        215        237        235
Fixed assets in transit..................................                    10,293     19,256     12,154     20,711
Other....................................................                     4,019      3,582      4,375      2,820
                                                                            -------    -------    -------    -------
                                                                            219,711    122,747    234,511    118,934
                                                                            -------    -------    -------    -------
                                                                            -------    -------    -------    -------

13 DEFERRED CHARGES

     On December 31, 1996 and 1995, deferred charges comprised:

                                                                                        CONSOLIDATED
                                                                         ------------------------------------------
                                                                                                     CONSTANT
                                                                           CORPORATION LAW       PURCHASING POWER
                                                                         --------------------  --------------------
                                                                           1996       1995       1996       1995
                                                                         ---------  ---------  ---------  ---------
Film costs.............................................................     22,593     22,593     24,670     24,670
Capitalized interest...................................................     94,526     94,526     94,920     94,920
Capitalized depreciation...............................................      4,736      4,736      5,171      5,171
Other..................................................................     15,081     11,215     15,870     10,226
Accumulated amortization...............................................    (21,215)    (7,682)   (21,661)    (7,787)
                                                                           -------    -------    -------    -------
                                                                           115,721    125,388    118,970    127,200
                                                                           -------    -------    -------    -------
                                                                           -------    -------    -------    -------

                                  ----------

14 BANK LOANS

                                                                                         CONSOLIDATED
                                                                          ------------------------------------------
                                                                                             1996
                                                                          ------------------------------------------
                                                                                                      CONSTANT
                                                                            CORPORATION LAW       PURCHASING POWER
                                                                          --------------------  --------------------
                                                                           SHORT-      LONG-     SHORT-      LONG-
                                                                            TERM       TERM       TERM       TERM
                                                                          ---------  ---------  ---------  ---------
Working capital, foreign currency denominated:..........................      3,189    259,850      3,189    259,850
Local currency financings...............................................     15,231      --        15,231      --
                                                                             ------    -------     ------    -------
                                                                             18,420    259,850     18,420    259,850
                                                                             ------    -------     ------    -------
                                                                             ------    -------     ------    -------

14.1 On November 26, 1996, Tevecap S.A. raised funds in foreign markets amounting to R$259,850, equivalent to US$250,000, at the exchange rate of December 31, 1996. These loans mature on November 26, 2004 and are guaranteed by Tevecap S.A. and subsidiaries. Interest thereon is at 12.625% p.a. above exchange rate change and is payable May 25 and November 25, commencing on May 25, 1997.

14.2 Short-term financings in local currency are secured by promissory notes and chattel mortgages, and bear interest at rates varying from 8% to 9% per year.

15 CAPITAL STOCK

     On December 31, 1996 and 1995, the parent company's capital is represented by 196,712,855 registered common shares without par value.

                                  ----------

16 INCOME TAX

    As of December 31, 1996, Tevecap S.A. had accumulated tax losses in the amount of R$30,172 and its subsidiaries and affiliated companies in the amount of R$120,365, to be offset against future taxable income, as follows:

TVA Sistema de Televisao S.A.......................................     80,191
TVA Sul Participacoes S.A..........................................     13,659
ESPN do Brasil Ltda................................................     14,966
Comercial Cabo TV Sao Paulo Ltda...................................        312
Galaxy Brasil S.A..................................................        280
ITSA Intercontinental Telecomunicacoes S.A.........................     10,957
                                                                     ---------
                                                                       120,365
                                                                     ---------
                                                                     ---------

17 NONOPERATING INCOME (LOSS)

                                                                     PARENT COMPANY                     CONSOLIDATED
                                                                  ----------------------  ----------------------------------------
                                                                                                                    CONSTANT
                                                                     CORPORATION LAW        CORPORATION LAW     PURCHASING POWER
                                                                  ----------------------  --------------------  ------------------
                                                                    1996        1995        1996       1995       1996        1995
                                                                  -------     --------    ---------  ---------  ---------   ------
Capital gain on sale of interest in TVA
  Curitiba Servicos de Telecom. Ltda..........................      8,916        --          --         --         --          --
Capital gain on sale on interest in TV Film Inc...............      2,383         369       2,383        362      2,445        399
Capital loss on acquisition of
  TVA Sul Participacoes S.A...................................     (1,502)       --        (1,502)      --       (1,512)       --
Capital losses on acquisition of companies from
  the South region, purchased through
  TVA Sul Participacoes Ltda..................................       --          --        (2,278)      --       (2,283)       --
Capital losses on acquisition of
  TVA Communications Ltd......................................       --          --          --         --         --         (164)
Provision for loss on converters..............................       --          --        (1,380)      --       (1,323)       --
Allowance for inventory obsolescence..........................       --          --        (1,376)      --       (1,431)       --
Commissions...................................................       --          --        (1,268)      --         (257)       --
Other.........................................................       --            (7)       (277)      (117)       170        --
                                                                ---------         ---   ---------        ---  ---------        ---
                                                                    9,797         362      (5,698)       245     (4,191)       235
                                                                ---------         ---   ---------        ---  ---------        ---
                                                                ---------         ---   ---------        ---  ---------        ---

                                                                           28

                                  ----------

18 CONSTANT PURCHASING POWER AND CORPORATION LAW

    Reconciliations between net loss and shareholders' equity as per Corporation Law and in constant purchasing power are as follows:

                                                              PARENT COMPANY                   CONSOLIDATED
                                                   ------------------------------------  ------------------------
                                                                        SHAREHOLDERS'                SHAREHOLDERS'
                                                       NET LOSS            EQUITY         NET LOSS      EQUITY
                                                     ------------     -----------------   ---------  -------------
Balances as per Corporation Law..................       (54,224)           235,342         (54,224)      235,342
Gains on monetary items..........................         1,253              1,253           7,436         7,436
Gains on shareholders' equity....................         --                26,626           --           26,626
Restatement of inventories.......................         --                 --                775           775
Goodwill adjustment in subsidiaries..............        (3,802)            (3,802)         (3,802)       (3,802)
Equity in income/(losses) of subsidiaries........           (57)               (57)            (22)          (22)
Provision for losses on subsidiaries'
  operations.....................................        (4,209)            (4,209)         (4,209)       (4,209)
Allocation of gains/(losses) on deferred
  expenses.......................................         --                 --             (6,983)       (6,983)
Reversal of prior-year adjustments...............         8,441              --              8,441         --
Minority interest................................         --                 --                (10)          (10)
                                                        -------            -------        --------       -------

Balances in constant purchasing power............       (52,598)           255,153         (52,598)      255,153
                                                        -------            -------        --------       -------
                                                        -------            -------        --------       -------

19 FINANCIAL INSTRUMENTS

    For purposes of protecting its available funds and financing its operations, the Company has the following financial instruments:

19.1 SHORT-TERM INVESTMENTS

    Short-term investments approximate market value, by determined comparison of the contractual interest rates with the market interest rates in similar operations on the same date.

                                  ----------

19.2 BANK LOANS

    For detailed information about loans and financings, see Note 14.

19.3 LOANS WITH RELATED COMPANIES

    The estimated market value of loan agreements with related parties, net as of December 31, 1996, determined by reference to the Company's weighted average funding cost, approximates R$71,010 (parent company) and R$45,718
(consolidated).

    The market values of other financial instruments receivable and payable as of December 31, 1996 do not differ from those recorded in the financial statements.

20 GUARANTEES

    The Company has given guarantees and letters of credit on behalf of its related companies in the amount of R$3,324.

21 INSURANCE

    The policy of the parent company and its subsidiaries and affiliated companies is to maintain insurance coverage for property, plant and equipment and inventories in an amount considered sufficient to cover the risks involved. On December 31, 1996, insurance coverage amounted to R$86,937 (consolidated).

22 PENSION PLAN

    Tevecap S.A. and subsidiaries and certain affiliated companies are co-sponsors of a private pension entity, Abrilprev Sociedade de Previdencia Privada, the primary

                               ------------

objective of which is to provide employee benefits other than those provided by Social Security. The plan is available to all employees of the sponsoring entities. Abrilprev operates as a Defined Contribution Plan, and the main actuarial method used to determine the contribution level is the capitalization method. The plan costs, borne by both employees and sponsoring entities, are actuarially determined annually expressed in a fixed percentage of payroll of the sponsoring entities. Retirement supplements granted are based on employees' years of service, contribution to Social Security, minimum age, and termination of employment relationship. During 1996, contributions made by Tevecap S.A. and subsidiaries and certain affiliated companies amounted to R$382.

23 ABRIL HEALTH CARE PLAN

    In February 1996, the Abril Health Care Plan was created to provide health care to Abril companies' employees and their dependents. Both companies and employees contribute monthly to Associacao Abril de Beneficios, the company responsible for the plan management. In 1996, contributions made by Tevecap S.A. subsidiaries and certain affiliated companies amounted to R$2,086.

24 COMMITMENTS

24.1 Tevecap S.A. and subsidiaries have entered into film distribution contracts and licensing agreements with film producers for programming in future periods. Such contracts and agreements, which range in life from one to nine years, with the exception of a specific contract with ESPN Internacional, which has a life of 50 years, require a per-subscriber fee to be paid by the Company on a monthly basis.

24.2 On December 31, 1996, contractual commitments with Embratel, assumed by Tevecap S.A. and subsidiaries for satellite use from 1997 through 2003, amounted to R$74,656.

                 NOTES TO THE FINANCIAL STATEMENTS, Concluded
                                  ----------

24.3 Through its subsidiary, Galaxy Brasil S.A., the Company has a licensing agreement with Galaxy Latin America for the use of the trademark, DirecTV, satellite and programming which requires a per-subscriber fee to be paid by the Company on a monthly basis for an indefinite period, calculated based on the number of subscribers.

25 SUBSEQUENT EVENTS

    In 1997, the negotiation of a lease contract between the subsidiary, Galaxy Brasil S.A., and Citibank N.A. in the amount of US$49,900, equivalent to R$51,846 at the exchange rate of December 31, 1996, was concluded. Such contract has a five-year term with interest at 12.5% per year above exchange rate change variation. The contract is guaranteed by Tevecap S.A. and TVA Sistema de Televisao S.A.